FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June; 2003

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ PETER MCDONNELL
PETER MCDONNELL
(Registrant)

Date   24/07/07

News Release

For Release: Thursday, June 26, 2003

AMCOR REFINANCES GLOBAL MULTI-CURRENCY DEBT FACILITY
UP TO US$1,000 MILLION

Amcor Limited announced today that it had refinanced its Global multi-currency bank debt facility by increasing the overall facility limit to US$1,000 million and re-extending the life of the term component (now US$650 million) to five years.

Loan documentation was signed in Melbourne with a syndicate of 14 Australian and International banks on 25 June 2003.

The facility is Amcor’s core debt facility provided by its relationship banking group and represents an increase in Amcor’s existing US$555 million syndicated facility arranged in April 2002 up to US$1,000 million.

The increase in the facility limit will be used to replace borrowings under other debt facilities maturing in the coming months, to provide required back-up for commercial paper programs and to provide additional general corporate debt facilities to the Amcor Group which is now significantly larger following the acquisitions from Schmalbach-Lubeca in July 2002.

Joint Lead Arrangers were Deutsche Bank and National Australia Bank. The successful syndication, the increase in facility amount and the re-extension for five years, were the result of the continued strong support of Amcor’s relationship banks.

ENDS

For additional information, contact:

Mr Andrew Eddy	Mr Peter Day
Group Treasurer Executive	General Manager Finance
61 3 9226 9006	61 3 9226 9007

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com